UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Launch After School, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
01/29/2018

Physical address of issuer
3801 North Capital of Texas Highway Bldg D Ste#130 Austin, TX 78701

Website of issuer
https://www.launchafterschool.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 27, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$284,042	$0
Cash & Cash Equivalents	$49,416	$0
Accounts Receivable	$10,212	$0
Short-term Debt	$64,891	$0
Long-term Debt	$492,437	$0
Revenues/Sales	$65,511	$0
Cost of Goods Sold	$14,795	$0
Taxes Paid	$0	$0
Net Income	$(273,285)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 26, 2019

Launch After School, LLC


LAUNCH
Code After School />

Up to $1,070,000 of Crowd Notes

Launch After School, LLC ("Launch After School", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 27, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by September 27, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 20, 2019 will be permitted to increase their subscription amount at any time on or before September 27, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after September 20, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 20, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.launchafterschool.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/launchafterschool

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Launch After School, LLC is a Texas Limited Liability Company, formed on 01/30/2018.

The Company is located at 3801 North Capital of Texas Highway Bldg D Ste#130 Austin, TX 78701.

The Company's website is www.launchafterschool.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/launchafterschool and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	September 27, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 18 and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $8,146 in cash on hand as of June 28, 2019. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The after-school coding class market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Because our business operations are concentrated in a single geographic area, we are susceptible to economic and other trends and developments, including adverse economic conditions, in this area. Our financial performance is dependent on our franchise locations in Texas. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

We depend on profitable franchise agreements of our technology and physical locations, and if we are unable to maintain and generate such agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

The Company has outstanding liabilities. As of December 31, 2018, the Company owes a total of $64,891 in short term liabilities. Of this, approximately $63,000 is accounts payable and $1,000 is accounts unearned revenue.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $273,285 from its inception through December 31, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation could decline.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The after-school program industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Seasonal fluctuations in the economy, especially as it relates to the educational calendar, may have an effect on the Company. Both cyclical and seasonal fluctuations in education and after-school programs may affect their business. These markets generally slow during the summer months, and queries typically increase significantly in the fall months. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The company currently has approximately $16,000 in secured debt. This may require the Company to dedicate a portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. Some of the loans are personally guaranteed by the Founder, Ravi Parikh. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The company has issued related party loans. In 2018, the Company drew funds against a consumer line of credit in order to purchase computer equipment ("Loan 1"). The loan does not accrue interest and is payable in equal installments in 2022. Minimum monthly payments are $137 per month. In 2018, the Company obtained a loan for the purpose of funding continuing operations ("Loan 2"). The loan accrues interest at the rate of 12% per annum and is payable in May 2019. Minimum monthly payments are $3,447. During 2018, the Company capitalized $0 in interest related to the loan.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into units or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into units of the Company's most senior class of preferred units, and if no preferred units has been issued, then units of Company's common units. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred units they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred units), the notes will convert into a yet to-be-determined class of preferred units. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 56% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Problem
The computer programming skills gap is large and growing. The American Bureau of Labor Statistics showed that 84% of parents acknowledged that computer science subjects are required in primary and secondary education. There is also a shortage of skilled computer scientists. To really solve this problem, we decided we need start by getting kids interested at a younger age.

Solution
Launch Code After School provides coding classes and camps for kids ages 7-14. Launch offers weekly classes and summer camps in an in-person environment. By leveraging a proprietary learning management platform that is used to power every aspect of the business, we have built an engine that can scale into a variety of in-person environments, from schools, to retail stores, to community centers.

Business Plan

Product Overview
Launch is powered by a custom-built learning management platform. The platform consists of four major users:

- Students - Students start by reviewing teacher comments from their last session and then move on to new course work. Kids work at their own pace and teachers assist when they get stuck.
- Teachers - Teachers have the ability to create content (upload videos, short answer quizzes, multiple choice quizzes, boilerplate code, worksheets, and more) within our platform. At the end of each class, teachers grade student work. The system generates a report and emails student progress/comments to parents to keep them in the loop.
- Admins - An administrative user handles the addition of new users, new locations, modification of payments configurations for products, and various financial reports.
- Parents - Parents have the ability to manage their subscriptions and products as well as review student progress and teacher feedback.
-

This platform makes it easy for us to offer our services in a variety of in-person settings (our own retail centers, at a school, or at a community center).

Business Model
Launch has two main products - summer camp and weekly classes. Customers pay for summer classes one-off and the weekly classes as a monthly subscription. Launch offers summer camps in our retail stores and satellite locations (schools and community centers). These camps typically have 2 sessions/day, 12-15 students per session at $250-499 per camp session. Our weekly classes are only offered at our retail locations. Students drop in 1-2x per week at a $199 - $299/month subscription. We also have ancillary revenue streams like computer rentals, parents' night out, birthday parties, and retail products.

It costs approximately $300-$425 to acquire a customer, and we typically break even on that unit advertising spend within 3-4 months. While we are a young company, we have seen tremendous stickiness from our customer base with low churn, cross-product purchases, and also referrals. We believe that a mid-case, long term value per customer is around $2,900 and could range as high as $5,600.

Traction to Date
Since June 2018, we have served over 300 customers with a revenue run rate of $240K. Launch is currently operating in one dedicated brick and mortar location and four additional temporary locations. Launch will be opening one additional dedicated retail location this summer. The company will be expanding throughout Texas over next year in Austin, Dallas, Houston, and San Antonio. We expect to begin franchising in Q4.

Roadmap
In the fall, our focus is to expand our age range and open our market wider by offering curricula for elementary and high school kids. In Q4 we will begin focusing on opening new locations, via franchising in Austin, Houston, Dallas, and San Antonio. We will focus our first 10 locations in the Texas area so that corporate can provide assistance to our new franchisees as needed.

The Company's Products and/or Services

Product / Service	Description	Current Market

After-school coding classes, programs, and campts	We offer summer camps in our retail stores + satellite locations (schools and community centers). These camps typically have 2 sessions/day. Weekly classes are available at our retail locations.	Students age 7-14 and their parents

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Launch is positioned to be a leader in the kids coding education market. We believe that we can teach every kid in America to code. There are currently 74M kids in the US. Our target market is middle to upper class which is roughly half of the US population (37M kids).

Our primary competition are other brick and mortar retail coding education facilities. This includes a handful of regional and national players:

Regional Competitors

- iCode - Texas player that is starting to franchise
- Hatch - mostly located in Canada. Big focus on school partnerships
- uCode - California based, corporate only

National Competitors

- Code Ninjas - franchisor, largest in the industry
- The Coder School - second largest franchisor

We charge $199-599 for summer camps and $199-299 for our weekly classes. What sets Launch apart is the unique experience that all users of our product receive. Our proprietary software, fully integrated unique real estate experience, and most importantly quality of curriculum set us apart.

Our key differentiator is the software that we have built to run our business. We have made it so simple to run a Launch location that an entry level, $10/hr employee can run it. Our platform helps the individuals running their location focus on student experience and retention while leaving more of the mundane administrative functions to the platform. The platform allows us to focus on superior unit economics and automates away low level work.

Additionally, our physical space is carefully crafted to create a setting where kids not only come to learn, but also is a space for them to kick back and relax while learning. We have made our spaces as much a part of our product as our curriculum and platform. Kids can come in and kick off their shoes and relax all while learning.

Intellectual Property
The Company is dependent on the following intellectual property:
None.

Litigation

The Company is currently being sued by a prior contractor for non-payment. The wage dispute is roughly $1,000. The Company believes that the plaintiff did not complete the work he was required to complete in order to receive payment. The case is scheduled for a hearing in small claims court on July 30th.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing/Sales	40%	40%	40%
Product	20%	20%	20%
Development	20%	20%	20%
Office	10%	10%	10%
Course Development	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

OFFICERS AND MANAGERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ravi Parikh	CEO (Feb 2018 - Present)	Launch After School, LLC CEO (Feb 2018 – Present) ● investor relations and fundraising ● corporate strategy ● Product development ● Recruiting ● Business development RoverPass CEO (Nov 2014 – Present) ● investor relations and fundraising ● corporate strategy ● Product development ● Recruiting ● Business development

		MakerSqaure - Co-Founder/COO ● Operations ● Finance ● Strategy ● Recruiting ● Busienss Development
Vijay Kalvakuntla	Board Member (Jan 2018 - Present)	Launch After School, LLC Board Member (Jan 2018 – Present) ● Fundraising ● Corporate Governance ● Business development and financial strategy Raptor Technologies Special Projects (Jan 2018 – Present) brEDcrumb, CFO (Oct 2015 - Oct 2017)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees located in Texas..

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	669,000	Yes	N/A	100%	N/A
Incentive Units (Authorized and Reserved)	331,000	N/A	If exercised	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms

SAFE	SAFE holders	$647,500	0%	N/A	N/A	N/A	Valuation Cap range $1.75M

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Parikh Holdings, LLC	225,000 Common Units	33.6%
Clutch Holdings, LLC	150,000 Common Units	22.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Launch After School, LLC. ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is an education resource center that provides tutoring services and afterschool programs for middle school students. The Company specializes in teaching coding and other software development classes.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net loss of $273,285 during the year ended December 31, 2018 and has limited operating history.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $8,146 in cash on hand as of June 28, 2019. which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series I Simple Agreement for Future Equity (SAFE)	April 12, 2018	Regulation D, 506(b)	Simple Agreement for Future Equity	$647,500	Beta testing, hiring of key employees, manager and officer compensation, legal expenses, administrative start-up costs and expenses, and general

					working capital purposes

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred units financing raising of not less than $2,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the units of preferred units sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred units, and if no preferred units has been issued, then units of the Company's common units.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of units the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5.00%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the units of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common units

Distribution Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
Pre-Emptive Rights and Right of First Refusal

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into units of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising units options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
In 2018, the Company issued a series of related party loan payable in exchange for cash for the purpose of funding continuing operations ("Related Party loan"). The loan accrues interest at the rate of 12% per annum and is payable at a future date to be determined by management. During 2018, the Company capitalized approximately $1,500 in interest related to the Notes.

Loan 1

In 2018, the Company drew funds against a consumer line of credit in order to purchase computer equipment ("Loan 1"). The loan does not accrue interest and is payable in equal installments in 2022. Minimum monthly payments are $137 per month.

Loan 2

In 2018, the Company obtained a loan for the purpose of funding continuing operations ("Loan 2"). The loan accrues interest at the rate of 12% per annum and is payable in May 2019. Minimum monthly payments are $3,447. During 2018, the Company capitalized $0 in interest related to the loan.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per unit when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to unit with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ravi Parikh

(Signature)

Ravi Parikh

(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ravi Parikh

(Signature)

Ravi Parikh

(Name)

CEO, principal executive officer, principal financial officer, principal accounting officer

(Title)

July 26, 2019

(Date)

Vijay Kalvakuntla

(Name)

Board Member

(Title)

July 26, 2019

(Date)

Instructions.

- The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
- The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

LAUNCH AFTER SCHOOL, LLC

Reviewed Financial Statements For The Year Ended December 31, 2018

July 25, 2019


Jason M. Tyra
C P A PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Launch After School, LLC
Austin, TX

We have reviewed the accompanying financial statements of Launch After School, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 25, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LAUNCH AFTER SCHOOL, LLC
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	49,416
Accounts Receivable		10,212
TOTAL CURRENT ASSETS		59,628
NON-CURRENT ASSETS		
Fixed Assets		9,518
Intangible Assets		223,679
Accumulated Depreciation		(13,844)
Security Deposit		5,061
TOTAL NON-CURRENT ASSETS		224,414
TOTAL ASSETS		284,042

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		63,892
Unearned Revenue		999
TOTAL CURRENT LIABILITIES		64,891
NON-CURRENT LIABILITIES		
Related Party Loan		12,730
Loan Payable 1		5,930
Loan Payable 2		16,923
Accrued Interest: Loan Payable 2		1,500
Accrued Employee Benefits		2,854
SAFE Notes		452,500
TOTAL LIABILITIES		557,328
MEMBERS' EQUITY		
Retained Earnings		(273,285)
TOTAL MEMBERS' EQUITY		(273,285)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	284,042

LAUNCH AFTER SCHOOL, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating Income		
Sales	$	65,511
Cost of Goods Sold		14,795
Gross Profit		50,716
Operating Expense		
Advertising		116,803
Salary Expense		95,948
General & Administrative		52,826
Rent		29,586
Depreciation		13,844
Development		3,265
		312,272
Net Income from Operations		(261,556)
Other Income (Expense)		
Interest Expense		(3,409)
Payroll Tax		(8,320)
Net Income	$	(273,285)

LAUNCH AFTER SCHOOL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (273,285)
Change in Accounts Payable	63,892
Change in Accounts Receivable	(10,212)
Depreciation	13,844
Change in Unearned Revenue	999
Net Cash Flows From Operating Activities	(204,762)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(9,518)
Increase in Security Deposit	(5,061)
Purchase of Intangible Assets	(223,679)
Net Cash Flows From Investing Activities	(238,258)
Cash Flows From Financing Activities	
Issuance of Loans Payable	35,583
Increased Accrued Interest	1,500
Issuance of SAFE Notes	452,500
Accrued Employee Benefits	2,853
Net Cash Flows From Investing Activities	492,436
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	49,416
Cash at End of Period	$ 49,416

LAUNCH AFTER SCHOOL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Total Members' Equity
Balance at Inception	$ -
Net Income	(273,285)
Balance at December 31, 2018	$ (273,285)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Launch After School, LLC. ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is an education resource center that provides tutoring services and afterschool programs for middle school students. The Company specializes in teaching coding and other software development classes.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net loss of $273,285 during the year ended December 31, 2018 and has limited operating history.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise capital through a Reg CF equity offering to meet obligations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 25, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and tested for impairment over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is compromised of the development of the online platform and curriculum used by students and teachers.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018-2019	$3,467
2019-2020	$3,571
2020-2021	$3,678

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company’s members on their individual tax returns.

The Company is subject to franchise and sales tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company’s financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company’s financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company’s financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Related Party Loan

In 2018, the Company issued a series of related party loan payable in exchange for cash for the purpose of funding continuing operations ("Related Party loan"). The loan accrues interest at the rate of 12% per annum and is payable at a future date to be determined by management. During 2018, the Company capitalized approximately $1,500 in interest related to the Notes.

Loan 1

In 2018, the Company drew funds against a consumer line of credit in order to purchase computer equipment ("Loan 1"). The loan does not accrue interest and is payable in equal installments in 2022. Minimum monthly payments are $137 per month.

Loan 2

In 2018, the Company obtained a loan for the purpose of funding continuing operations (“Loan 2”). The loan accrues interest at the rate of 12% per annum and is payable in May 2019. Minimum monthly payments are $3,447. During 2018, the Company capitalized $0 in interest related to the loan.

SAFE Notes

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity (“SAFE”). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the Company immediately prior to an equity financing event. Total capitalization of the Company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement (“Purchase Amount”) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization (“Liquidity Price”) (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company’s available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $452,500 of SAFE obligations outstanding, with a valuation cap of $1,750,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- LLC MEMBER LIABILITY

The Company is a limited-liability Company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 25, 2019, the date that the financial statements were available to be issued.

EXHIBIT C

PDF of SI Website



Computers | Educational Games | Educational Technology | Austin

Website: http://www.launchafterschool.com

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Invest in Launch Code After School

High-quality, engaging computer science education for children K-12

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$1,000	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN LAUNCH CODE AFTER SCHOOL

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Launch Code After School is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Launch Code After School without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Current Summer Camp enrollment of 179 and annual run rate of $240,000. Added 113 new customers in Q2 2019.
- Founder's previous company MakerSquare, a leading adult coding bootcamp located in Austin, SF, LA, and NYC, was acquired in 2015 by Hack Reactor and subsequently acquired by Galvanize in 2018.
- The company has developed key relationships with Sangfroid Studios, Z1 Digital, and ScaleFactor to help scale business operations.
- The company has successfully raised over $550,000 to date from local, Texas-based angels and funds.
- Launch is currently operating in one dedicated brick and mortar location and additional temporary locations. Launch will be opening one additional dedicated retail location this summer.

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

We built the program we wish we had when we were kids. Launch teaches kids K-12 how technology works and how to build it instead of simply consume it. We teach kids computer science so they can leverage the power of automation for their future.

Problem

The computer programming skills gap is large and growing. The American Bureau of Labor Statistics showed that 84% of parents acknowledged that computer science subjects are required in primary and secondary education. There is also a shortage of skilled computer scientists. To really solve this problem, we decided we need start by getting kids interested at a younger age.

Solution

Launch Code After School provides coding classes and camps for kids ages 7-14. Launch offers weekly classes and summer camps in an in-person environment. By leveraging a proprietary learning management platform that is used to power every aspect of the business, we have built an engine that can scale into a variety of in-person environments, from schools, to retail stores, to community centers.

Pitch Deck


LAUNCH
Code After School />
Creating the Technology Leaders of Tomorrow
DOWNLOAD

Product & Service

Product Overview

Launch is powered by a custom-built learning management platform. The platform consists of four major users:

- *Students* - Students start by reviewing teacher comments from their last session and then move on to new course work. Kids work at their own pace and teachers assist when they get stuck.
- *Teachers* - Teachers have the ability to create content (upload videos, short answer quizzes, multiple choice quizzes, boilerplate code, worksheets, and more) within our platform. At the end of each class, teachers grade student work. The system generates a report and emails student progress/comments to parents to keep them in the loop.
- *Admins* - An administrative user handles the addition of new users, new locations, modification of payments configurations for products, and various financial reports.
- *Parents* - Parents have the ability to manage their subscriptions and products as well as review student progress and teacher feedback.

This platform makes it easy for us to offer our services in a variety of in-person settings (our own retail centers, at a school, or at a community center).

Business Model

Launch has two main products - summer camp and weekly classes. Customers pay for summer classes one-off and the weekly classes as a monthly subscription. Launch offers summer camps in our retail stores and satellite locations (schools and community centers). These camps typically have 2 sessions/day, 12-15 students per session at $250-499 per camp session. Our weekly classes are only offered at our retail locations. Students drop in 1-2x per week at a $199 - $299/month subscription. We also have ancillary revenue streams like computer rentals, parents' night out, birthday parties, and retail products.

It costs approximately $300-$425 to acquire a customer, and we typically break even on that unit advertising spend within 3-4 months. While we are young company, we have seen tremendous stickiness from our customer base with low churn, cross-product purchases, and also referrals. We believe that a mid-case, long term value per customer is around $2,900 and could range as high as $5,600.

Traction to Date

Since June 2018, we have served over 300 customers with a revenue run rate of $240K. Launch is currently operating in one dedicated brick and mortar location and four additional temporary locations. Launch will be opening one additional dedicated retail location this summer. The company will be expanding throughout Texas over next year in Austin, Dallas, Houston, and San Antonio. We expect to begin franchising in Q4.

Roadmap

In the fall, our focus is to expand our age range and open our market wider by offering curricula for elementary and high school kids. In Q4 we will begin focusing on opening new locations, via franchising in Austin, Houston, Dallas, and San Antonio. We will focus our first 10 locations in the Texas area so that corporate can provide assistance to our new franchisees as needed.

Testimonials

"My son absolutely loves coming here! He has an interest in video games which Launch has turned into a love of coding as well... The staff of [sic] great I cant say enough there. Beyond all of this coding is critical in today's world and a major skill for kids to have later on in life. I feel like I am doing my job as a parent to effectively prepare him for the world with a big advantage by sending him here." - Christina P.

"My daughter looks forward to her classes and absolutely loves Launch! She has learned so much about coding and loves interacting with the robot, Sphero." - Claire K.

Gallery


























Kids Having Fun At Launch.

Media Mentions


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Team Story

Growing up, the founding team all shared a passion for technology. We were all tinkering with computers - taking them apart, putting them back together. As kids we never had the opportunity to have quality, in-depth, and fun guided learning centered around computing. Thus, we decided to build the program that we all wish we had when we were kids.

Launch's mission is to create leaders through coding. Using a proprietary learning management system, we have created a way to scale our offerings into schools, our own retail centers, community centers, and more. Over time we will take this same platform and create a fully online and scalable experience.

Our team's experience stems from being students of Kumon (a similar learning model), working at Kumon, building complex software, teaching computer science curriculum at schools, building computer science curriculum for online learning platforms and at school, and building and scaling an adult coding bootcamp. These experiences have set the Launch team up for great success.

Founders and Officers



Ravi Parikh
CO-FOUNDER/CEO

Co-Founded MakerSquare in 2012, a leading adult coding bootcamp in the United States. Exited to Hack Rector in 2015. Founded RoverPass, a property management software company in the RV Park Industry in 2015 with the backing of angel investors and venture funds. Ravi leads the engineering team, investor relations, fundraising, and sets the overall strategy of the organization.



Jobin George
CO-FOUNDER

Jobin came to us from the healthcare industry where he was a strategy consultant focused on large enterprise sales at the Advisory Board and account management at TrendKite. His focus within the Launch operation is managing our sales team on the B2C side as well as general day-to-day management of our corporate locations. He also has been leading the charge with creation of our Franchise Disclosure Document and regulatory compliance for franchising.



Vijay Kalvakuntla
CO-FOUNDER

Vijay holds an MBA from the Wharton School of Business. Prior to receiving his MBA he worked as an investment banker in the energy sector. Vijay was instrumental for our first round of funding and sits on our Board of Directors. Vijay is in charge of corporate governance and general financial strategy. He assists the day-to-day management team with business scenario modeling and general strategic decision making.



Mitch Morales
CO-FOUNDER/COO

Former finance expert turned entrepreneur. Mitch got his start at e-learning 360 where he was in charge of M&A in the e-learning industry. Mitch later become an energy trader. When his company was sold, he fell in love with the music industry and started one of central Texas's premier music festivals. Mitch was recruited for his expertise in B2C marketing and general entrepreneurship skills. Additionally, Mitch is heavily involved with the company's finances as well as general operations.



Lindsay Walker
CO-FOUNDER

Lindsay started her career as a teacher. From there she acquired her masters in integrative STEM education and begun developing curriculum for various e-learning platforms. Lindsay later received a certificate in front end development where she shifted to developing content specifically for the K-12 computer science curricula space. Lindsay, and her curriculum team, are responsible for building all of the curricula that the students use and also for teacher training.

Key Team Members

Jameson Pitts **Evan Morrison** **Olivia Ruggles**

Q&A with the Founder

Q: Please detail your product/platform and its key use cases.

Launch Code After School:
We offer summer camps in our retail stores + satellite locations (schools and community centers). These camps typically have 2 sessions/day, 12-15 students per session at $250-450 per camp session. Our weekly classes are only at our retail locations. Students drop in 1-2x per week at $199 - $299/ month subscription. In 2020 we expect to release fully online courses which will be an extension of in person courses or fully online self-paced curriculum at $50/month subscription.

Q: Please summarize your business.

Launch Code After School:
Launch teaches coding with engaging and relevant curricula. Our curriculum is collaboratively created by experienced teachers and expert developers, combining with real world applications like programming Sphero bots, Minecraft, Fortnite, and more to gamify learning.

Q: Please detail the current stage of your product/platform development.

Launch Code After School: Our platform is fully functional and is used by our customers on a daily basis. We are continuing to iterate on it to improve functionality and also streamline our business operations with various automations.

Q: Please detail your market opportunity.

Launch Code After School:
We believe that we can teach every kid in America to learn how to code. There are currently 74 million kids in the United States and we believe that our product caters to the upper middle-class and upper class which is roughly 35 million kids. When we launch our online product, we believe we can teach 1 billion kids to code not just in the United States, but globally.

Q: Please describe your typical customer/user profile.

Launch Code After School: Our customers are both parents and students. We must first attract the parent to the concept. The kids then come in for a free demonstration of the classes. Our kids are age 7-14. Occasionally we have an advanced 6-year-old take our program. We are working to roll out products that target even younger and older kids.

Read more answers from the founder ↓

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	5.0%
Note term:	36 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Launch Code After School has set an overall target minimum of US $250,000 for the round, Launch Code After School must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Launch Code After School's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised
Marketing/Sales
Product
Development
Office
Course Development
If Maximum Amount Is Raised
Marketing/Sales
Product
Development
Office
Course Development

Investor Perks

- **$1,000 (“Bronze”)** – Free t-shirt and and plaque to commemorate this offering.
- **$5,000 (“Silver”)** – All of the above, plus two (2) months free of our weekly classes or one (1) free summer camp.
- **$25,000 (“Gold”)** – All of the above, plus participation in regularly scheduled quarterly calls with senior management.
- **$50,000 (“Platinum”)** – All of the above, plus arranged, paid airfare (domestic or domestic equivalent airfare towards international) to Austin for in-person investor tour and a one-time dinner with management. Also includes invitation to annual updates (dinners, calls, etc.) with the Launch senior management team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Launch Code After School’s prior rounds by year.


$4500000
$4000000
$3500000
$3000000
$2500000
$2000000
$1500000
Pre-Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.



Pre-Seed

Round Size	US $606,000
Closed Date	Jun 14, 2019
Security Type	Convertible Note
Valuation Cap	US $1,750,000

Financial Discussion

Operations

Launch After School, LLC. ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company is an education resource center that provides tutoring services and afterschool programs for middle school students. The Company specializes in teaching coding and other software development classes.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net loss of $273,285 during the year ended December 31, 2018 and has limited operating history.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $8,146 in cash on hand as of June 28, 2019. which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Market Landscape

Launch is positioned to be a leader in the kids coding education market. We believe that we can teach every kid in America to code. There are currently 74M kids in the US. Our target market is middle to upper class which is roughly half of the US population (37M kids).

Our primary competition are other brick and mortar retail coding education facilities. This includes a handful of regional and national players:

Regional Competitors

- iCode - Texas player that is starting to franchise
- Hatch - mostly located in Canada. Big focus on school partnerships
- uCode - California based, corporate only

National Competitors

- Code Ninjas - franchisor, largest in the industry
- The Coder School - second largest franchisor

We charge $199-599 for summer camps and $199-299 for our weekly classes. What sets Launch apart is the unique experience that all users of our product receive. Our proprietary software, fully integrated unique real estate experience, and most importantly quality of curriculum set us apart.

Our key differentiator is the software that we have built to run our business. We have made it so simple to run a Launch location that an entry level, $10/hr employee can run it. Our platform helps the individuals running their location focus on student experience and retention while leaving more of the mundane administrative functions to the platform. The platform allows us to focus on superior unit economics and automates away low level work.

Additionally, our physical space is carefully crafted to create a setting where kids not only come to learn, but also is a space for them to kick back and relax while learning. We have made our spaces as much a part of our product as our curriculum and platform. Kids can come in and kick off their shoes and relax all while learning.

Risks and Disclosures

The Company's cash position is relatively weak.The Company currently has only $8,146 in cash on hand as of June 28, 2019. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The after-school coding class market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Because our business operations are concentrated in a single geographic area, we are susceptible to economic and other trends and developments, including adverse economic conditions, in this area. Our financial performance is dependent on our franchise locations in Texas. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

We depend on profitable franchise agreements of our technology and physical locations, and if we are unable to maintain and generate such agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

The Company has outstanding liabilities. As of December 31, 2018, the Company owes a total of $64,891 in short term liabilities. Of this, approximately $63,000 is accounts payable and $1,000 is accounts unearned revenue.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $273,285 from its inception through December 31, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation could decline.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The after-school program industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Seasonal fluctuations in the economy, especially as it relates to the educational calendar, may have an effect on the Company. Both cyclical and seasonal fluctuations in education and after-school programs may affect their business. These markets generally slow during the summer months, and queries typically increase significantly in the fall months. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The company currently has approximately $16,000 in secured debt. This may require the Company to dedicate a portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. Some of the loans are personally guaranteed by the Founder, Ravi Parikh. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The company has issued related party loans. In 2018, the Company drew funds against a consumer line of credit in order to purchase computer equipment ("Loan 1"). The loan does not accrue interest and is payable in equal installments in 2022. Minimum monthly payments are $137 per month. In 2018, the Company obtained a loan for the purpose of funding continuing operations ("Loan 2"). The loan accrues interest at the rate of 12% per annum and is payable in May 2019. Minimum monthly payments are $3,447. During 2018, the Company capitalized $0 in interest related to the loan.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Apr 18, 2019	Folder
Financials (1 file)	Apr 18, 2019	Folder
Fundraising Round (1 file)	Apr 18, 2019	Folder
Investor Agreements (2 files)	Apr 18, 2019	Folder
Miscellaneous (4 files)	Apr 18, 2019	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Launch Code After School

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Launch Code After School. Once Launch Code After School accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Launch Code After School in exchange for your securities. At that point, you will be a proud owner in Launch Code After School.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Launch Code After School has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Launch Code After School does not plan to list these securities on a national exchange or another secondary market. At some point Launch Code After School may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Launch Code After School either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Launch Code After School's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Launch Code After School's Form C. The Form C includes important details about Launch Code After School's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


LAUNCH
Code After School />

Creating the Technology Leaders of Tomorrow

Disclaimer



This presentation contains offering materials prepared solely by Launch After School, LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem: We Need More Engineers

The computer programming skills gap is large and growing. Launch hopes to fill that gap by training future coders.


2017 Jobs Demanded:
1.4 million
2017 Graduates:
400,000

Total Addressable Market = $100B+

The American Bureau of Labor Statistics showed that **84% of parents** acknowledged that **computer science subjects are required** in primary and secondary education.

Source: American Bureau Of Labor Statistics Report

The Solution: Teach The Next Generation How To Code

Launch teaches coding, in person, with engaging and innovative curriculum.

Launch creates content that is both exciting and educational

Coding languages including **HTML, CSS, JavaScript, LUA, Python, and more**

Curriculum collaboratively created by experienced teachers and expert developers

Combining with real world applications like programming Sphero bots to gamify learning

Current products include include MineCraft Mods, Alice, MIT App Inventor, Robotics, Drones, Unity & Full-Stack App Development


HTML

CSS


JS






LAUNCH
Code After School />

Our Target Customers

Kids Ages 7-14. Coming Soon K-12.

Jason

Sophie

Andrew

Anna & Juliet

What Are Launch's Revenue Streams?


6

Launch is an EdTech company that utilizes retail outlets as the initial sales channel in its go-to-market strategy.



Camps

DAY, WINTER, SPRING, SUMMER

- Retail + Satellite locations
- 12-15 students per session
- 8/1 student to teacher ratio

$99-449/mo Per Camp Session



Weekly Classes

DURING THE SCHOOL YEAR

- Retail + Satellite locations
- 25 available times per week
- Drop in 1x or 2x per week

$199-299/mo Subscription



Online Courses

CONCEPTUAL FUTURE PRODUCT

- Extension of in-person courses or fully online self-paced curriculum

$49/mo Subscription

"This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements."

Launch is powered by a scalable platform.

Launch is built on a robust learning management system (LMS) called "*Mission Control*" which allows for delivery of a consistent coding education. Our learning experience is seamless, whether at one of our retail locations, or in a school classroom.

Teacher Portal



- Teachers easily create and deploy curriculum
- Track and report student progress
- Feedback loops for quick iteration

Admin Portal



- Manage users and billing
- Shift scheduling
- Manage location logistics


Manage Content
All content


Level 1: Elementary Level A
Previous Lesson
Next Lesson
Module 2
2.01 What is a Web Browser?
2.02 Dance Cards
2.03 Code.org Lesson 1
2.04 Browsing the Internet
2.05 Module Review & Assessment
Reading
Dance Cards- For Loops and Commands
Dance Cards
Floss Right
Floss Left
Spin Around
Instructions

Student Portal



- Work through in-class assignments
- Homework
- Submit help tickets
- Social sharing

Parent Portal



- On demand tracking of student progress
- Manage student's scheduling & billing
- Simple parent/teacher communication



LAUNCH
Code After School />

New Location Unit Economics?

The reasonably low costs of creating a new retail location are partially funded by pre-sales and quickly recovered.

LOCATION STARTUP COSTS

SETUP & CONSTRUCTION COSTS	LOW	HIGH
Initial Franchise Fee	$27,000	$30,000
MRP Initial Franchise Fee	$40,000	$40,000
Construction & Leasehold	$35,000	$130,000
Fixtures, Furnishings & Equipment	$21,600	$80,000
Signs	$2,000	$7,000
Computers, Software, and POS	$1,200	$2,200
Initial Inventory	$5,000	$15,000
Utility, Lease, and Rent Deposits	$4,000	$12,000
Insurance Deposits & Premiums	$1,000	$4,000
Travel & Lodging for Initial Training	$1,000	$2,500
Grand Opening Marketing Expense	$5,000	$5,000
Professional Fees	$3,000	$15,000
Business Licenses and Permits	$250	$1,000
Background Check	$50	$1,000
Total Estimate Investment*	**$146,100**	**$344,700**



"These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results."

LOCATION FINANCIAL PROJECTIONS


$600,000
$450,000
$300,000
$150,000
$0
-$150,000
-$300,000
2024
ANNUAL NET REVENUE
CUMULATIVE CASH FLOW
ANNUAL EBITDA

Graph above assumes 250 child center capacity

Max gross revenue per location (depends on size, market) - $500-700K annually

Traction To Date & 2019 Plans

Opening Soon!


A
B
Cedar Park
Round Rock


A

Austin - 202 N Walton Way, Cedar Park TX

Size	1660 sq. ft.
Condition	Shell
Rate	$5,063.00
Rent Escalations	3%
Term	60 Months
Renewal	5 year option
TI Allocance	$60,000.00
Free Rent	5 Months Base Rent
Guarantee	No Personal Guarantee
Completion Date	January 2020


B

Austin - 3720 Gattis School Rd, Round Rock TX

Size	1522 sq. ft.
Condition	White Box
Rate	$4,517.80
Rent Escalations	2.5%
Term	60 Months
Renewal	5 year option
TI Allowance	$44,138.00
Free Rent	3 Months Base Rent
Guarantee	Limited Personal Guarantee
Completion Date	September 2019

Current Revenue Run Rate $240K

Q1 vs. Q2 Revenue Growth +36%

Location 1 Cash Flow Profitable After 11 Months.

Future Locations Expected to Cash Flow Faster


TEXAS

"This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements."


LAUNCH
Code After School />

Deep School Integration & Partnerships


Headwaters
SCHOOL

Launch is Replicating Its Services Within the School Available to the Public.

Deal Terms

Hours
Mo-Th - 3-7pm
Friday - 3-10pm
Saturday 10-3pm

$2465/mo Rent
+ 10% Gross Receipts

Only need 15 students for cash flow break even vs. 100 at a retail location

200 students attend the school



Camps

DAY, WINTER, SPRING, SUMMER

$99-449/mo Per Camp Session



Weekly Classes

DURING THE SCHOOL YEAR

$199-299/mo Subscription

Recent Industry Acquisition With a Similar Model - Adult Education

Trilogy Education - 750M acquisition, bootstrapped it to 80M in funding


LAUNCH
Code After School />

Use of Funding Round Proceeds

Rent & Location Costs
$47,619
Marketing Spend
8%
G&A
$40,293
Curriculum Development
9%
Owners Draws
13%
Platform Development
10%
Marketing Development
10%
Staff Salaries
27%
Location 3 Construction & Setup
14%

Target market capture: Conservatively 300+ Locations



Sales Goals

- **2019** - 6 Reserved, 3 Sold, 3 Corporate Open
- **2020** - 20 Reserved, 11 Sold, 8 Open
- **2021** - 30 Reserved, 17 Sold, 22 Open
- **2022** - 40 Reserved, 24 Sold, 40 Open
- **2023** - 60 Reserved, 38 Sold, 70 Open
- **2024** - 100 Reserved, 62 Sold, 102 Open



Fee Structure

- **Area Development Fee**: $5K per location
- **Franchise Fee**: $25k per location
- **Franchise Royalty**: 8% of Net Revenue
- **Technology Fee:** 2% of Gross Receipts


FRANCHISE LOCATIONS BY YEAR
LOCATIONS RESERVED
LOCATIONS SOLD
LOCATIONS OPENED
100
80
60
40
20
0
2019
2020
2021
2022
2023
2024

"These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results."

Growth Timeline

	2018	2019	2020	2021	2022	2023
FUNDING	Friends & Family	Series A	Series B			
LOCATION GROWTH	Location 1 (Corporate)	Location 2,3 (Corporate)	Location 4 (Corporate)			
		School Partnership 1	Franchising Growth (2020–2023)			
PRODUCT GROWTH	Middle School Curriculum	Elementary School Curriculum	High School Curriculum			

"These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results."

Who Is The Team Behind Launch?

Launch's founding team is comprised of education experts and serial entrepreneurs with a background of success.



Ravi Parikh

BS Finance & Economics,
University Of Texas

Co-Founder and Chief Executive Officer

PAST

COO, MakerSquare (Adult Coding Bootcamp)
CEO, RoverPass (Technology Company)



Lindsay Walker

MA Integrative STEM Education
University of Texas

Curriculum Director

PAST

Computer Science Teacher, EANES ISD University of Texas
Masters of Science - Integrative STEM Education



Mitchell Morales

BBA Finance & Accounting
University of Texas

Director

PAST

Director of Business Development 360 Training
Co-Founder & Executive Producer, Euphoria Festival
Advisory Board, Everfest



Jobin George

BA, Biological Sciences.
University Of Texas

Co-Founder and Director

PAST

Senior Healthcare Consultant, The Advisory Board Company.
Healthcare Consultant, Sun Quest Information Systems



Vijay Kalvakuntla

MBA Wharton School of Business
BBA Finance & Accounting
University of Texas

Co-Founder and Director

PAST

Education Technology M&A
Private Equity
Investment Banking

We have mentorship from experts in the franchise industry that can help us navigate unfamiliar terrains.



Chris Shonk

General Partner ATX Seed Ventures

Owner of 30+ franchised Massage Envy's



Patrick Hittmeier

Retired President of Kampgrounds of America

KOA is a franchisor of 400+ campgrounds in the United States



Charles Internicola

Partner at Internicola Law Firm

Developed hundreds of legal documents and operational plans for emerging franchisors



Jonathan Hill

Founder of Morrow Hill Brokerage

Firm exclusively focused on franchise leases and real estate data analytics for franchisees/franchisors.



Jay Scalise

Partner at 3C

3C is the exclusive FF&E provider for Orange Theory, IKEA, and more in the United States

Who Will Help Launch Scale?


16

Launch has identified great partners to help scale this business.

Capital Sourcing

Guidant checks personal financial statements of prospective franchisees and helps secure additional funding through SBA loans, IRA/401K Rollovers, lines of credit, etc.


guidant
FINANCIAL

Finance & Accounting

Scalefactor provides a scalable finance and accounting infrastructure to help franchisees and the corporate franchisor keep track revenues and expenses


SCALEFACTOR

Marketing

Sangfroid Marketing Studio will be in charge of all digital marketing as well as sourcing leads locally for event based marketing for our franchisees.


sangfroid[!]
marketing studio

Platform Development

Commite Inc. (Spain) has been and will continue to be our web development and software engineering partner.

Commite Inc.

Construction Management

3C is an expert in custom millwork and FF&E manufacturing. We will use them to professionalize our retail spaces


3C STORE
FIXTURES



What Do Customers Think About Launch?



This is our first time to try an after school coding class and we are so happy we decided on Launch. The experience has been above and beyond our expectations. We would recommend Launch to parents with children wanting to learn about coding at any level. We are thrilled to have found this wonderful program for our son! LAUNCH IS AWESOME!

Shannon L.



Launch Code is a great program! My son (age 11, 6th grade) really looks forward to going every week. He has attended gaming camps in the past and he definitely feels like he gets more out of this program and the format. Everyone at Launch is very welcoming and helpful.

Annabelle P.




Launch Code After School
Write a review
4.9 ★★★★★ 15 reviews
Hannah Long
Local Guide · 32 reviews · 1 photo
★★★★★ 9 months ago
My son is very excited after his free class to join. He already spoke of Java & some other programming language I don't understand , and I'm very excited about him learning such invaluable skills. I am happy to know that there is school de ... More
Like
Miranda Massey
1 review
★★★★★ 3 months ago
My daughter (age 8) loves going to Launch Code and has so much fun while she is there! They are very engaging, keeping the kids focused and teaching them while still having fun!
Like
shannon l
★★★★★ 7 months ago
This was our first time to try an after school coding class and we are so happy we decided on Launch. The experience has been above and beyond our expectations. From the first day... our 10 year old son has loved learning at Launch. We ... More


LAUNCH
Code After School />


How Do We Exit?

Significant M&A in the franchise space

- Ernst and Young suggests that PE firms announced 226 exits, valued at $57 billion in Q1-2018 alone
- BBVA noted that the multiples on the acquisitions of entire brands have generally ranged between 6 times and 20 times EBITDA
- Multiples for acquisitions between franchisees generally range from 4.5 times to 8 times EBIDA, depending on concept and size of operator

Source: https://www.frandata.com/the-ma-bonanza-continues/

"These statements regarding past M&A activity reflect management's current views on the space and are meant for illustrative purposes. They do not represent guarantees of future results or exits, levels of activity, performance, or achievements, all of which cannot be made."

Business Model Key Characteristics

- Strong recurring revenue due to royalty
- Easy to use debt to fund acquisitions due to stable cash flow
- Various PE strategies can be employed to make exit attractive



Launch Will Lift the Next Generation Of Leaders To New Heights



Sal Khan, Founder
Khan Academy

///////

To prepare humanity for the next 100 years, we need more of our children to learn computer programming skills. Along with reading and writing, the ability to program is going to define what an educated person is.

*/

~/

EXHIBIT E

Video Transcript

Exhibit E
Video Transcript

Launch: Building The Bright Minds of Tomorrow
https://www.youtube.com/watch?v=CAZTn1ZnbiQ

Launch Code After School is a place where your kids can come and learn coding, in both a summer camp or an after-school format. The biggest commonality with our students is that they have a passion for technology but they're not sure what to do with it. The most powerful thing we can do is show them how you create something. The environment that they're going to grow up to work in, is rapidly changing, and what we're trying to do is change the way that they access information and learn, so that they are also able to adapt. Our goal is really to empower kids to be the future leaders of tomorrow and we're doing that by teaching them engineering skills. It gives kids the ability to learn a skill that most futurists think is the most important skill you could possibly have. The way that they're thinking about problems, the way that they're actually problem solving, the way that they're interacting with other kids and teachers, are all things that we really put a focus on here at Launch After School. So that when kids leave the program, they're going on with skills and trade that they can take on to the next challenge in their lives.

Sphero Story
https://www.youtube.com/watch?v=1REzd2ItjP8

Go to your Sparrow app and go to programs at the top, click create. Choose the block type of program and name your trip program Sphero Suitcase, hit create. The first thing we're going to do in this program, is create a variable. It's always good to put variables at the top, just so you know. We're gonna create a variable, and we're gonna call this, item. In this story you'll be putting items in your suitcase. The type of variable this is is a number, often variables are numbers. Drag the variable in to the top, usually computers start counting at 0, we're going to start with item being 1, this time, however. In this program we're going to use a couple of blocks, we're going to use the control block of if, we're going to use it several times and we're also going to use the speak block. The first thing we're going to do is do a check, if item is equal to one. Pause the program for a minute to set up your program like the one on the screen. After you set up your program you need to add one more thing in, we're gonna go to the comparators and use the equal to comparator in the middle. What we're gonna do is check each time what our variable item is equal to. So, our first if statement will say, if item is equal to one. Pause the video to set up your program like this. When your item is equal to one, Sphero will speak. He's going to say "I'm going on a trip and in my suitcase I packed". The next thing we want it to speak is what it packed. Drag in another speak block. At this point, we're going to create another variable, this variable is a number. We're gonna create one that's a string, or words. I'll call this one thing. We'll start out with as thing being "an amazing apple". We'll put that at the very top and then we'll put in, speak amazing apple. Now if you play Sphero, it should say "I'm going on a trip and in my suitcase I packed an amazing Apple". Pause this video and try creating it and try it out on your Sphero. The nice thing about variables is that you can change them and it'll do a lot of the work for you. The next thing that's going to happen in our if statement is that after it speaks, we're gonna reset our item to something different. Before it was one, now we're gonna set it to two. We're gonna set our thing to something different, as well. If you've ever played the suitcase memory game, you know that it starts out with two A words, or you can start it out with people's names, but in this case, we're going to loop through the alphabet. The next thing that you're gonna pack is a beautiful baboon. This isn't going to do anything quite yet, but pause the video and add this to your code. You now what we're gonna do is add some other items to the suitcase. All you have to do is right click and hit duplicate. Now we have another item in our suitcase. However, you don't want it set to the same thing. At the end of this loop, we set item to 2, so we're gonna change this to 2. And then it's going to speak “the thing is a beautiful baboon”, and we want to put a new thing in for the next round. I'm going to use a big word, capricious cougar. You can do this over and over again, as many times as you want. Right click, duplicate, but remember each time to increment item up by one and change what thing is. Here, item is if item is 3, change this to 4, and change the fourth thing. You can keep going through the whole entire alphabet, good luck finding an animal what starts with X. Be sure to share your program on Sphero, by going to the program button, and you can also get to it by going to my programs in the menu, and hit share the URL. You can copy this link and paste it into the Sphero platform. Good work, guys.

5 04 Advanced CSS Layout and Web Design
https://www.youtube.com/watch?v=kNVHIDSivpo

Advanced CSS layout and web design. CSS box model, in the last level we spoke about CSS layout and using width, height to change the size of HTML elements. We also added and reduced padding, border, and margin. We're going to talk about how CSS determines those styling units. CSS box model. CSS imagines all of the HTML elements in a box. Think of the box model as a tree trunk with multiple rings starting, from the center ring and moving out. The first is content. The first center ring is the actual HTML content like text, image, or video. Number two is padding. This is the second ring that adds a little space or cushion around the content. Number three is border. This is a border we can add that wraps around the padding and content. And number four is margin. The fourth and final ring that adds space outside of the content, padding, and border. Think of it as the bodyguard that pushes other elements out of the way to make more space for its content, if need be. So, looking at the CSS box model diagram, you see if the center box is the HTML element, we can first adjust its direct height and width. If we add padding, it gives us some more space or cushion inside the element of its box. Border is the next ring; if we add border style or adjust border height, width, or style, it's the border around the direct element. And margin adds space around the outer edge of the box, think of it again as the last ring on a tree trunk. Responsive web design. Responsive means responding to a certain input or scenario. People respond differently to certain conversations, actions, or situations. Well, have you ever thought about how many tech devices there are? For example, smartphones, laptops, desktops, tablets. Web design is not one-size-fits-all. Web developers need to design their web page for each of these different device screens and sizes. They do this with CSS. For example, Facebook or Netflix home screen does not look the same on a big desktop as it does on your phone. Coders need to create a unique web design, so when their sites and apps are used on smaller devices, everything doesn't look smooshed together. Usually bigger screen devices layout everything side by side with a lot of space, and phone and tablets rearrange the content so it's stacked vertically. CSS frameworks. Some developers love creating web responsive design for the hundreds of different devices out there. While others, not so much (guilty). Well, lucky for us, there are some cool frameworks (code hacks) that make this task easier (although there are a lot of cool, different options without frameworks too). Bootstrap. Bootstrap is like a toolbox full of cool, easy-to-use tools for anyone and everyone who wants to use it. You just have to link their source library to your HTML head. You can design buttons, forms, or layouts with it. We'll practice using it. It's definitely not the only toolbox you can use but, it's one of the most popular. Bootstrap creates its web responsive design by using a grid. It breaks down every web page into one container and in that container places a grid that can hold up to 12 columns, or vertical lines, and a countless amount of rows. So, when you code, you can specify how many columns (or width) you want each HTML element to have in each device. We'll be practicing with it, so it makes more sense, and you can see it in action. You can read more about it here too, if you follow the link.